SUBSCRIPTION AGREEMENT FOR SUBSCRIPTION RECEIPTS

TO:	The Green Organic Dutchman Holdings Ltd. (the “Issuer”)

FROM:	AURORA CANNABIS INC.

RE:	Purchase of Subscription Receipts of the Issuer at CAD$1.65 Per Subscription Receipt

DATE:	January 4, 2018

The Subscriber acknowledges that the Issuer is not a “reporting issuer” (or equivalent thereof) in any jurisdiction, that the Subscription Receipts, Common Shares, Warrants and Warrant Shares are subject to an indefinite restriction on resale (i.e., a “hold period”) under applicable securities laws and that it will not be able to resell any of the Subscription Receipts, Common Shares, Warrants and Warrant Shares until expiration of the applicable hold period (which hold period will not commence to run until the Issuer has become a “reporting issuer” in a jurisdiction of Canada (which the Issuer has no obligation to become)) other than in accordance with limited exemptions under applicable securities legislation and regulatory policy.

Unless otherwise stated, all monetary references in this Subscription Agreement are to Canadian dollars (CAD).

SUBSCRIPTION AND SUBSCRIBER INFORMATION

ACCEPTANCE

The Issuer hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

DATED as of the 4th day of January, 2018.

THE GREEN ORGANIC DUTCHMAN HOLDINGS LTD.

Per:
Authorized Signing Officer

Certified cheques or bank drafts for the subscription funds are to be made payable to “McMillan LLP in Trust” may be delivered to:

The Green Organic Dutchman Holdings Ltd.
c/o McMillan LLP
1500-1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attn: Barbara Collins

Funds may also be wired to

DO NOT DIRECTLY DEPOSIT CHEQUES OR BANK DRAFTS INTO THE BELOW ACCOUNTS – WIRE TRANSFERS ONLY:

For all incoming wires that are being sent in Canadian funds:

Bank Name:	BMO Bank of Montreal
Bank Address:	First Bank Tower, 595 Burrard St., Vancouver, BC V7X 1L7
Bank No.	001
Transit No.	00040
Account No.	1814-027
Swift Code:	BOFMCAM2

Account Name: McMillan LLP, In Trust
Address: 1500 Royal Centre, 1055 West Georgia Street, Vancouver, BC V6E 4N7

Please include the following details for all wire transfers

TGOD-Attn: B. Collins
Subscriber Name: Aurora Cannabis Inc.

Re:	Purchase of $1.65 Subscription Receipts Exempt from Prospectus Requirements

1.          Definitions

1.1

(a)     “Accredited Investor” means a Subscriber resident in Canada who is an accredited investor as defined in Section 1.1 of NI 45-106 or under the Securities Act (Ontario) if the Subscriber is a resident in Ontario;

(b)     “Applicable Securities Laws” means the securities legislation having application and the rules, policies, notices and orders issued by applicable securities regulatory authorities having application over this Offering and the Issuer;

(c)     “consultant” means, for an issuer, a person, other than an employee, executive officer, or director of the issuer or of a related entity of the issuer, that

(i)     is engaged to provide services to the issuer or a related entity of the issuer, other than services provided in relation to a distribution,

(ii)     provides the services under a written contract with the issuer or a related entity of the issuer, and

(iii)     spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and for a consultant that is not an individual, an employee, executive officer, or director of the consultant, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer;

(d)     “Closing” means a completion of an issue and sale by the Issuer and the purchase by the Subscriber of the Subscription Receipts pursuant to this Subscription Agreement on the Closing Date. Closings may occur on one or more dates as the Issuer may determine;

(e)     “Closing Date” means one or more closing dates of the Offering as the Issuer may determine. On the Closing Date, the Subscription Receipts will be issued and a certificate representing the Subscription Receipts will be provided to the Subscriber;

(f)     “Closing Time” means 9:00 AM (Vancouver Time) on the Closing Date;

(g)     “Common Share” mean the common shares in the capital of the Issuer;

(h)     “Common Share Lock-Up Period” has the meaning ascribed thereto in Section 8.4 of this Agreement;

(i)     “DRS” mean Direct Registration Statement;

(j)     “Exemptions” means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

(k)     “Listing Date” means the date the Issuer’s Common Shares are listed for trading on a national Canadian securities exchange or trading system;

(l)     “material” means material in relation to the Issuer and any subsidiary considered on a consolidated basis;

(m)     “material change” means any change in the business, operations, assets, liabilities, ownership or capital of the Issuer and any subsidiary considered on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Issuer’s common shares;

(n)     “material fact” means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Issuer’s common shares;

(o)     “misrepresentation” is as defined under Applicable Securities Laws;

(p)     “NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

(q)     “Offering” means the sale by the Issuer, a non-brokered basis, of Subscription Receipts of the Issuer on the terms set forth in this Subscription Agreement;

(r)     “person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization;

(s)     “Purchased Subscription Receipts” has the meaning ascribed thereto in Section 2.1 of this Agreement;

(t)     “Schedules” means the schedules attached hereto and forming part hereof and comprising of:

(i)     A – Term Sheet

(u)     “Shareholders’ Agreement” means the shareholders’ agreement dated November 24, 2016 among 1092991 B.C. Ltd., 2454594 Ontario Limited, Jeannette VanderMarel, Scott Skinner, 2449606 Ontario Inc., the Issuer and The Green Organic Dutchman Ltd. which can be found at https://drive.google.com/file/d/0B0Fzqx2B2-oIMGVZamN2QWlQOXM/view?usp=sharing;

(v)     “Subscriber” means Aurora Cannabis Inc.;

(w)     “Subscription Agreement” or “Agreement” means this subscription agreement between the Subscriber and the Issuer, including all Schedules incorporated by reference, as it may be amended or supplemented from time to time;

(x)     “Subscription Receipt” means a subscription receipt issued by the Issuer entitling the holder to receive, without payment of additional consideration or further action, on the Listing Date one Common Share and one half of one Warrant;

(y)     "Term Sheet" means the term sheet between the Issuer and the Subscriber attached as Schedule "B";

(z)     “Transfer” has the meaning ascribed thereto in Section 8.5 of this Agreement;

(aa)     “United States” means the United States of America, its territories, any State of the United States and the District of Columbia;

(bb)     “Warrant” means a common share purchase warrant of the Issuer exercisable for one Common Share at the exercise price of $3.00 per Warrant Share until the expiry date, which is 36 months after the Closing Date;

(cc)     "Warrant Indenture" has the meaning ascribed thereto in Section 3.3 of this Agreement;

(dd)     “Warrant Share” means a Common Share to be issued upon exercise of a Warrant; and

(ee)     “Warrant Share Lock-Up Period” has the meaning ascribed thereto in Section 8.5 of this Agreement.

1.2

Words and phrases which are used in this Subscription Agreement and all Schedules thereto and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106, unless otherwise specifically defined in Section 1.1 of this Subscription Agreement.

2.          Prospectus Exempt Subscription Commitment

2.1          The Subscriber hereby subscribes for and agrees to purchase from the Issuer, subject to the terms and conditions set forth herein, that number of Subscription Receipts set out above the Subscriber’s name on the execution page of this Subscription Agreement (the “Purchased Subscription Receipts”) at the price of $1.65 per Subscription Receipt. Subject to the terms hereof, this Subscription Agreement will be deemed to have been made and be effective only upon its acceptance by the Issuer.

2.2          Notwithstanding anything else in this Agreement, the parties acknowledge and agree that their intention is that the number of Common Shares and Warrant Shares issuable pursuant to the Purchased Subscription Receipts shall equal 15% of the issued and outstanding common shares of the Issuer, calculated on a fully-diluted basis as of the Closing Date, and the number of Subscription Receipts subscribed for as currently set forth on the execution page of this Subscription Agreement and the aggregate purchase price payable by the Subscriber shall be adjusted as necessary to give effect to such intention.

2.3          The Subscriber acknowledges and agrees that the Issuer reserves the right, in its absolute discretion, to reject this subscription for Subscription Receipts, in whole or in part, at any time prior to the Closing Date notwithstanding prior receipt by the Subscriber of a notice of acceptance of this subscription. Upon the Issuer’s acceptance of this subscription, this Subscription Agreement will constitute an agreement for the purchase by the Subscriber from the Issuer, and for the Issuer to issue and sell to the Subscriber, the Purchased Subscription Receipts and on the terms and conditions set out herein.

3.          Description of Securities – Subscription Receipts

3.1          The Subscription Receipts shall automatically convert to the applicable number of Common Shares and Warrants on the date that the Issuer completes an initial public offering of its common shares and the Issuer’s common shares are listed on a national Canadian stock exchange. The Subscriber acknowledges that there is no minimum number of Subscription Receipts that must be subscribed for under the Offering for the Offering to close and therefore the subscription amount tendered herewith may be releasable to the Issuer on the Closing Date notwithstanding the number of Subscription Receipts issued pursuant to the Offering. If the Listing Date does not occur on or before July 31, 2018, then the Subscription Receipts shall be cancelled and the Issuer shall be required to repay to each holder of Subscription Receipts an amount equal to the aggregate issue price of such holder’s Subscription Receipts plus an amount equal to 7.5% of the Subscription Price (the “Damages”) as a genuine pre-estimate of liquidated damages associated with the Subscriber’s costs related to participating in the offering as well as damages associated with lost opportunities. For clarity, the Subscriber shall not be entitled to additional damages over and above the Damages. For greater certainty, the Issuer will not be required to hold the proceeds of this offering in escrow or in any other segregated fund;

3.2          The Common Shares will be subject to a six month contractual escrow period from the Listing Date. The Warrant Shares will be subject to a twelve month contractual escrow period from the Listing Date. See Sections 8.4 and 8.5 of this Subscription Agreement for a description of these transfer restrictions. The Common Shares and the Warrant Shares may be subject to any additional escrow period imposed by any exchange.

3.3          The Warrants will be governed by the terms and conditions set out in the warrant indenture (the “Warrant Indenture”) governing the Warrants to be entered into with a warrant agent. The Warrant Indenture will contain, among other things, provision for the appropriate adjustment in a class, number and exercise price of the Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or re-classification of the common shares of the Issuer or payments of stock dividends or upon the merger or re-organization of the Issuer.

3.4          The Subscription Receipts, Common Shares, Warrants and Warrant Shares are not qualified under the Income Tax Act (Canada) for registered accounts.

4.          Closing

4.1          Prior to Closing, the Subscriber will deliver to the Issuer the aggregate subscription funds and subscription documents, or arrange for electronic transfer of certified funds. On request by the Issuer, the Subscriber agrees to complete and deliver any other documents, questionnaires, notices and undertakings as may possibly be required by regulatory authorities, stock exchanges and Applicable Securities Laws to complete the transactions contemplated by this Agreement. Closing will occur on the Closing Date at which time certificates representing the Subscription Receipts will be available against payment of funds for delivery to the Subscriber as the Subscriber will instruct. The Subscriber hereby waives receiving any prior notice of Closing.

4.2          Conditions of Closing

The Closing and the Issuer’s and Subscriber's participation in this Offering and purchase of the Subscription Receipts is conditional upon the following, all of which must be met or waived by the Subscriber and the Issuer before the respective condition dates as set out herein:

(a)	on or before the Closing Date, the Issuer and the Subscriber shall enter into an investor rights agreement that will provide the Subscriber with the following rights:

(i)

as long as the Subscriber owns at least 10% of the issued and outstanding Common Shares on a fully diluted basis (or Subscription Receipts, or a combination of Subscription Receipts and Common Shares, entitling the holder to receive at least 10% of the issued and outstanding Common Shares on a fully diluted basis), allow the Subscriber to nominate one director to the board of directors of the Issuer and as long as the Subscriber owns at least 31% of the issued and outstanding Common Shares on a fully diluted basis, allow the Subscriber to nominate two directors to the board of directors of the Issuer;

(ii)	provide the Subscriber with the opportunity to subscribe for additional common shares of the Issuer upon the Issuer achieving certain milestones; and

(iii)

provides the Subscriber with the right to participate in future equity financings by the Company on a pro rata basis, provided that the Subscriber owns at least 10% of the Common Shares on a fully diluted basis (or Subscription Receipts, or a combination of Subscription Receipts and Common Shares, entitling the holder to receive at least 10% of the issued and outstanding Common Shares on a fully diluted basis), all as further detailed in the Term Sheet. In addition, pursuant to such investor rights agreement, the Subscriber shall be bound by the “standstill” provisions set out in the Term Sheet;

(b)	on or before the Closing Date, the Subscriber and the Issuer will enter into a cannabis supply agreement on the terms set out in the Term Sheet;

(c)

on or before the Closing Date, the Issuer and Aurora Larssen Projects Inc., a wholly owned subsidiary of the Subscriber, shall enter into a consulting and maintenance services agreement on the terms set out in the Term Sheet;

(d)	on or before the Closing Date, the Issuer shall provide evidence satisfactory to the Subscriber, acting reasonably, that the Shareholders' Agreement has been terminated; and

(e)

on or before the Closing Date, the Subscriber and the Subscriber will enter into a Subscription Receipts subscription agreement on terms satisfactory to each party and the Subscriber's board of directors shall have approved the Subscriber's participation in this Offering and the investor rights agreement, the cannabis supply agreement and the consulting and maintenance services agreement referred to above.

For clarity, if the above noted conditions are not met on or before January 12, 2018, then this Subscription Agreement will become void and the parties will have no further obligations to each other pursuant to the terms of this Subscription Agreement.

5.          Subscriber’s Acknowledgements – Regarding Risk, Restrictions, Independent Advice and Advancement of Subscription Proceeds to the Issuer

5.1          The Subscriber represents and warrants and acknowledges and agrees with (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Subscriber is contracting hereunder) the Issuer that:

(a)     its decision to execute this Subscription Agreement and purchase the Purchased Subscription Receipts agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of the Issuer;

(b)    INTENTIONALLY DELETED

(c)     no prospectus has been filed by the Issuer with any securities commission or similar authority, in connection with the issuance of the Purchased Subscription Receipts, and the issuance and the sale of the Subscription Receipts is subject to such sale being exempt from the prospectus requirements under Applicable Securities Laws and accordingly:

(i)	the Subscriber is restricted from using certain of the civil remedies available under such legislation;

(ii)	the Subscriber may not receive information that might otherwise be required to be provided to it under such legislation; and

(iii)	the Issuer is relieved from certain obligations that would otherwise apply under such legislation;

(d)     the Subscriber has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Purchased Subscription Receipts and with respect to applicable resale restrictions and it is solely responsible (and the Issuer is in no way responsible) for compliance with applicable resale restrictions;

(e)     to the knowledge of the Subscriber, the sale of the Purchased Subscription Receipts was not accompanied by any advertisement;

(f)     the offer made by this Subscription Agreement is irrevocable (subject to the right of the Issuer to terminate this Subscription Agreement and the conditions set out herein) and requires acceptance by the Issuer;

(g)     the Subscriber acknowledges and consents to the collection and retention by the Issuer of certain information, including personal information, regarding the Subscriber and the Subscriber’s subscription, including the Subscriber’s name, address, telephone number and email address, the number of Purchased Subscription Receipts, and any control persons of the Subscriber. The Subscriber acknowledges and agrees that this information will be retained on the share register of the Issuer which may be available for inspection by the public. The Subscriber further consents and agrees to the release of this information to the securities regulatory authorities as required by law and regulatory policies;

(h)     the Subscriber represents that the subscription funds advanced by the Subscriber do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) and the Subscriber acknowledges that the Issuer may in the future be required by law to disclose the Subscriber’s name and other information relating to this Agreement and the Subscriber’s subscription pursuant to the Proceeds of Crime (Money Laundering) Act (Canada) and to the best of the Subscriber’s knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Issuer if the Subscriber discovers that any such representation ceases to be true, and to provide the Issuer with appropriate information in connection therewith;

(i)     this Subscription Agreement is not enforceable by the Subscriber unless it has been accepted by the Issuer and the Subscriber waives any requirement on the Issuer’s behalf to communicate immediately its acceptance of this Subscription Agreement to the Subscriber;

(j)     the Purchased Subscription Receipts are speculative investments which involve a substantial degree of risk and the Subscriber may lose its entire investment in the Purchased Subscription Receipts;

(k)     the Subscriber is sophisticated in financial investments, has had access to and has received all such information concerning the Issuer that the Subscriber has considered necessary in connection with the Subscriber’s investment decision;

(l)     the subscription proceeds will be available to the Issuer on Closing and this subscription is not conditional on any other subscription completing;

(m)     no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Purchased Subscription Receipts;

(n)     the Subscriber acknowledges that the Issuer may complete additional financings in the future which may have a dilutive effect on existing shareholders at such time, including the Subscriber; and

(o)     the Issuer will rely on the representations and warranties made herein or otherwise provided by the Subscriber to the Issuer in completing the sale and issue of the Subscription Receipts to the Subscriber.

5.2          The Subscriber hereby acknowledges and agrees that the subscription proceeds, together with all subscription documents completed in the manner described herein, subject to any statutory rights of the Subscriber, will be provided to the Issuer prior to the Closing Date.

6.          Subscriber’s Exemption Status

6.1          The Subscriber, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with, the Issuer (which representations, warranties and covenants will survive the Closing of the Offering) that the Subscriber is purchasing the Purchased Subscription Receipts as principal for its own account, it is purchasing such Purchased Subscription Receipts not for the benefit of any other person, and not with a view to the resale or distribution of the Purchased Subscription Receipts and is an accredited investor within the category in paragraph (m) of the definition in section 1.1 of NI 45-106 and is purchasing the Purchased Subscription Receipts pursuant to section 2.3 of NI 45-106.

6.2          The Subscriber, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with, the Issuer and its counsel (which representations, warranties and covenants will survive the Closing of the Offering) that:

(a)     other than the Subscriber's investment in the Issuer and the entrance into the agreements between the Subscriber and the Issuer as set out in Section 4.2, the Subscriber has no knowledge of a “material fact” or “material change”, as those terms are defined herein, in respect of the affairs of the Issuer that has not been generally disclosed to the public;

(b)     the Subscriber (and, if applicable, any beneficial purchaser for whom it is acting) is resident in Canada;

(c)     the Subscriber is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Subscription Agreement and the taking of all actions required pursuant hereto on behalf of the Subscriber;

(d)     the entering into of this Subscription Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(e)     the Subscriber has duly and validly authorized, executed and delivered this Subscription Agreement and understands it is intended to constitute a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(f)     the Subscriber understands and acknowledges that the Issuer is not currently a reporting issuer in any jurisdiction and as a result the hold period to which the Purchased Subscription Receipts, the Common Shares, Warrants and Warrant Shares are subject will be indefinite in every jurisdiction in which the Purchased Subscription Receipts, the Common Shares, Warrants and Warrant Shares are issued, until the Issuer becomes a reporting issuer in such jurisdiction and, in addition, will be subject to such additional resale restrictions as agreed by the Subscriber by making this subscription. There is no assurance that the Issuer will ever become a reporting issuer in the future;

(g)     in connection with the Subscriber’s investment in the Purchased Subscription Receipts, the Subscriber has not relied upon the Issuer for investment, legal or tax advice, and has, in all cases sought the advice of the Subscriber’s own personal investment advisor, legal counsel and tax advisers or has waived its rights thereto and the Subscriber is either experienced in or knowledgeable with regard to the affairs of the Issuer, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Purchased Subscription Receipts and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Purchased Subscription Receipts;

(h)     no person has made to the Subscriber any written or oral representations:

(i)     that any person will resell or repurchase the Purchased Subscription Receipts;

(ii)     that any person will refund the purchase price for the Purchased Subscription Receipts, other than in accordance with Section 4.2(a)(iii);

(iii)     as to the future price or value of the Purchased Subscription Receipts or the Common Shares or Warrants issuable thereunder; or

(iv)     that the Common Shares and Warrants issuable pursuant to the Purchased Subscription Receipts will be listed and posted for trading on a stock exchange or that application has been made to list and post the Common Shares and the Warrants that form the Purchased Subscription Receipts for trading on a stock exchange;

Not a person in the United States or a U.S. Person

(i)	The Subscriber represents and warrants that:

(i)     the Purchased Subscription Receipts are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States and the Subscriber does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(A)	the transfer or assignment of any rights or interests in any of the Purchased Subscription Receipts;

(B)	the division of profits, losses, fees, commissions, or any financial stake in connection with this Subscription Agreement; or

(C)	the voting of the Purchased Subscription Receipts; and

(ii)     the Subscriber has no intention to distribute either directly or indirectly any of the Purchased Subscription Receipts in the United States or to U.S. Persons;

(iii)     the Subscriber represents that the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(iv)     the Subscriber is a not a “U.S. Person” and is not purchasing the Purchased Subscription Receipts for the account or benefit of any U.S. Person or a person in the United States or for offering, resale or delivery for the account or benefit of any U.S. Person or a person in the United States;

(v)     the Subscriber was outside the United States at the time of execution and delivery of this Subscription Agreement within the meaning of Regulation S;

(vi)     no offers to sell the Purchased Subscription Receipts were made by any person to the Subscriber while the Subscriber was in the United States;

(vii)     the Subscriber acknowledges that the Purchased Subscription Receipts have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States or to a U.S. Person unless an exemption from such registration requirements is available. The Subscriber understands that the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Purchased Subscription Receipts; and

(viii)     the Subscriber will not engage in any directed selling efforts (as defined by Regulation S under the U.S. Securities Act) in the United States in respect of the Purchased Subscription Receipts, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of conditioning the market in the United States for the resale of the Purchased Subscription Receipts.

Compliance with Resale Laws

(j)     the Subscriber will comply with Applicable Securities Laws and, if applicable, Rule 904 of Regulation S concerning the resale of the Purchased Subscription Receipts and all related restrictions (and the Issuer is not in any way responsible for such compliance) and will speak and consult with its own legal advisors with respect to such compliance;

Own Expense

(k)     the Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel or other advisors retained by the Subscriber) relating to the purchase of the Purchased Subscription Receipts will be borne by the Subscriber;

Indemnity

(l)     The foregoing acknowledgements are made by the Subscriber with the intent that they be relied upon by the Issuer in determining its suitability as a purchaser of the Purchased Subscription Receipts, and the Subscriber hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which the Issuer may suffer or incur as a result of reliance thereon.

7.          The Issuer’s Representations

7.1          The Issuer represents and warrants to the Subscriber that, as of the date of this Subscription Agreement and at Closing hereunder:

(a)     the Issuer and any subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b)     the Issuer has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer and sale of the Subscription Receipts;

(c)     the Issuer is the beneficial owner of the properties, business and assets or the interests in its properties, business or assets, all agreements by which the Issuer holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(d)     the sale of the Subscription Receipts by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

(e)     the Common Shares and Warrants will, at the time of issue, and the Warrant Shares will, upon exercise and payment in accordance with their terms, be duly allotted, created and validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Issuer will reserve sufficient shares in the treasury of the Issuer to enable it to issue the Common Shares and the Warrant Shares; and

(f)     this Subscription Agreement, when accepted, will have been duly authorized by all necessary corporate action on the part of the Issuer and, subject to acceptance by the Issuer, will constitute a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms.

8.          Resale Restrictions and Legending of Subscription Receipts, Common Shares, Warrants and Warrant Shares

8.1          The Subscriber acknowledges that any resale of the Subscription Receipts, Common Shares, Warrants and Warrant Shares will be subject to resale restrictions contained in the Applicable Securities Laws applicable to the Issuer, the Subscriber or any proposed transferee. Subscribers will receive a certificate in respect of the Subscription Receipts, or DRS in respect of the Common Shares, Warrants and Warrant Shares, bearing the following legends imprinted thereon:

For all securities:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE LATER OF (i) [INSERT CLOSING DATE]; AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY]”

For Common Shares:

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A CONTRACTUAL ESCROW PERIOD AND CANNOT BE TRADED UNTIL THE DATE THAT IS SIX (6) MONTHS AFTER THE DATE THE COMMON SHARES OF THE ISSUER ARE LISTED FOR TRADING ON A NATIONAL CANADIAN OR U.S. SECURITIES EXCHANGE OR TRADING SYSTEM.

For the Warrants Shares:

THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A CONTRACTUAL ESCROW PERIOD AND CANNOT BE TRADED UNTIL THE DATE THAT IS TWELVE (12) MONTHS AFTER THE DATE THE COMMON SHARES OF THE ISSUER ARE LISTED FOR TRADING ON A NATIONAL CANADIAN OR U.S. SECURITIES EXCHANGE OR TRADING SYSTEM.

For Common Shares and Warrant Shares:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A SHAREHOLDERS’ AGREEMENT WITH RESPECT TO THE CORPORATION MADE NOVEMBER 24, 2016, AS IT MAY BE AMENDED, WHICH AGREEMENT CONTAINS, AMONG OTHER THINGS, RESTRICTIONS ON THE RIGHT OF THE HOLDER HEREOF TO TRANSFER OR SELL THE SHARES. SUCH AGREEMENT IS A UNANIMOUS SHAREHOLDER AGREEMENT FOR THE PURPOSES OF THE CANADA BUSINESS CORPORATIONS ACT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE REGISTERED OFFICE OF THE CORPORATION.”

8.2          The Subscriber is aware that the Subscription Receipts, Common Shares, Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that the Purchased Subscription Receipts may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Issuer has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Subscription Receipts.

8.3          The Subscriber acknowledges and agrees that, in addition to any restrictions imposed under Applicable Securities Laws, including without limitation those set forth in this Section 8, during the period commencing on the Closing Date and ending on the date that is six (6) months following the Listing Date (the “Common Share Lock-Up Period”), the Subscriber will not, directly or indirectly: (i) sell, offer, assign, transfer, encumber, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of (collectively, “Transfer”) any of the Subscription Receipts or Common Shares; or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another or has the effect of Transferring to another, in whole or in part, any of the economic consequences and benefits of ownership of the Subscription Receipts or Common Shares, whether any such transaction described herein is to be settled by the delivery of the Subscription Receipts or Common Shares, other securities, cash or otherwise; and the undersigned shall not announce during such period any intention to Transfer or otherwise engage in any such transaction with respect to any such Subscription Receipts or Common Shares or such securities during or after such period.

8.4          The Subscriber acknowledges and agrees that, in addition to any restrictions imposed under Applicable Securities Laws, including without limitation those set forth in this Section 8, during the period commencing on the Closing Date and ending on the date that is twelve (12) months following the Listing Date (the “Warrant Share Lock-Up Period”), the Subscriber will not, directly or indirectly: (i) Transfer any of the Warrants or Warrant Shares; or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another or has the effect of Transferring to another, in whole or in part, any of the economic consequences and benefits of ownership of the Warrants or Warrant Shares, whether any such transaction described herein is to be settled by the delivery of the Warrants or Warrant Shares issued pursuant to the Offering, other securities, cash or otherwise; and the undersigned shall not announce during such period any intention to Transfer or otherwise engage in any such transaction with respect to any such Warrants or Warrant Shares or such securities during or after such period.

9.          Intentionally deleted.

9.1          INTENTIONALLY DELETED

10.          General

10.1          Time is of the essence hereof.

10.2          Neither this Subscription Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10.3          The parties hereto will execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

10.4          This Subscription Agreement will be subject to, governed by and construed in accordance with the laws of Ontario and the laws of Canada as applicable therein and the Subscriber hereby irrevocably attorns to the jurisdiction of the Courts situate therein.

10.5          This Subscription Agreement may not be assigned by any party hereto.

10.6          The Issuer will be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Issuer of a facsimile copy of this Subscription Agreement will create a legal, valid and binding agreement between the Subscriber and the Issuer in accordance with its terms.

10.7          This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed will be deemed to be an original, and all such counterparts together will constitute one and the same instrument.

10.8          This Subscription Agreement is deemed to be entered into on the acceptance date by Issuer, notwithstanding its actual date of execution by the Subscriber.

10.9          This Subscription Agreement, including, without limitation, the representations, warranties, acknowledgements and covenants contained herein, will survive and continue in full force and effect and be binding upon the parties.

10.10          The invalidity or unenforceability of any particular provision of this Subscription Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Subscription Agreement.

10.11          Except as expressly provided in this Subscription Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Subscription Agreement contains the entire agreement between the parties with respect to the sale of the Purchased Subscription Receipts and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Subscriber, or by anyone else. In the event that execution pages are delivered to the Issuer without this entire Agreement, the Issuer is entitled to assume that the Subscriber, and each beneficial purchaser for whom it is acting, has accepted all of the terms and conditions contained in the parts of this Subscription Agreement that are not returned, without amendment or modification.

10.12          All monetary amounts expressed herein are Canadian Dollars.

SCHEDULE A

TERM SHEET